EXHIBIT 15.1

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2020

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the year ended December 31, 2020 is dated March 17, 2021. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2020 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2019 (collectively, the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) to which this MD&A is an exhibit. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

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COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

Sundial’s Canadian operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space.

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

The majority of the Company’s revenue in the year ended December 31, 2020 were from sales to provincial boards; however, Sundial continues to enter into agreements to supply other licensed producers in Canada.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “Discontinued Operations – Ornamental Flowers”.

RECENT DEVELOPMENTS

Registered offerings

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants is US$0.80 per common share and the exercise price of the Series B Warrants is US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 4, 2021, the Company issued 60.5 million additional Series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Additional

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Series A Warrants is US$1.10 per common share and the exercise price of the Additional Series B Warrants is US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders rights to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. The New Warrants are immediately exercisable and have a term of 42 months from the effective date of the registration statement.

Zenabis investment

On December 30, 2020, the Company closed the acquisition of a special purpose vehicle (the “Zenabis Investment”). Consideration for the Zenabis Investment totaled $58.9 million in cash. The Zenabis Investment owned $58.9 million of aggregate principal amount of senior secured debt (the “Zenabis Senior Loan”) of Zenabis Investments Ltd. (“Zenabis”), a subsidiary of Zenabis Global Inc. (the “Parent”). Zenabis is a Canadian licensed producer of cannabis. The Zenabis Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments under certain circumstances over time including $7.0 million payable on December 31, 2020. The Zenabis Senior Loan is secured by the assets of Zenabis and its subsidiaries and is guaranteed by the Parent.

Pursuant to the terms of the Zenabis Senior Loan, Zenabis will also pay the Company a royalty (the “Royalty”) based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes (“Net Cannabis Revenue”), which will be payable each fiscal quarter as follows:

i)	3.5% of Net Cannabis Revenue where Net Cannabis Revenue does not exceed $25 million;
ii)	3.0% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $25 million but not $30 million;
iii)	2.5% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $30 million but not $37.5 million; and
iv)	2.0% of Net Cannabis Revenue where Net Cannabis Revenue exceeds $37.5 million.

The Royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain Net Cannabis Revenue targets and maintains certain debt service ratios. If those targets are not met, the Royalty is not payable for the applicable fiscal quarter but the term of the Royalty is extended another fiscal quarter.

On December 31, 2020, the Company received the principal repayment of $7.0 million on the Zenabis Senior Loan.

Indiva investment

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) into Indiva Limited (“Indiva”). Indiva is a leading Canadian producer of cannabis edibles. The Indiva Investment closed on February 23, 2021. The investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, to raise gross proceeds of $11 million, and a non-revolving term loan to Indiva in the principal amount of $11 million.

NEW SHELF REGISTRATION STATEMENT

On February 16, 2021, the Company filed a shelf registration statement on Form F-3 (the “New Shelf Registration Statement”) registering an indeterminate number of its common shares, preferred shares, warrants, rights and units in an aggregate offering amount not to exceed US$1,000,000,000. The New Shelf Registration Statement has not yet been declared effective by the SEC and no securities will be sold thereunder until it is.

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STRATEGIC CAPITAL PARTNERSHIP

On March 15, 2021, the Company and SAF Opportunities LP, a member of the SAF Group (“SAF”) announced they had entered into an agreement to form a 50/50 joint venture (the “Joint Venture”) through a new corporation, SunStream Bancorp Inc. (“SunStream”).

The Joint Venture will leverage a strategic financial and operational partnership to generate asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments. The Joint Venture will focus on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Joint Venture’s first mandate is the formation of a special opportunities fund with commitments from third party limited partners alongside an initial commitment from Sundial of $100 million. The Joint Venture expects to pursue additional potential mandates, including a Canadian SPAC and other investments.

OTHER DEVELOPMENTS

Completion of financial restructuring and debt-free status

On November 30, 2020, the Company announced that the holder of the Secured Convertible Note (as defined below) had fully converted all notes from the original issuance of $73.2 million. On December 5, 2020, the holders of the Unsecured Convertible Notes (as defined below) had fully converted all notes from the original issuance of US$18.0 million. Refer to “Liquidity and Capital Resources – Debt – Secured Convertible Note” and “Liquidity and Capital Resources – Debt – Unsecured Convertible Notes”.

On December 15, 2020, the Company announced that it had prepaid $50 million of the outstanding principal under its Syndicated Credit Agreement (as defined below) and on December 31, 2020, the Company announced that it was debt-free, following the prepayment of the remaining principal of $21.9 million. A portion of the net proceeds from the ATM Program (as defined below) were used to prepay the Company’s indebtedness. Refer to “Liquidity and Capital Resources – Debt – Syndicated Credit Agreement”.

AUGUST 2020 OFFERING

On August 18, 2020, the Company issued (i) 25.8 million series A units (the “August 2020 Series A Units”), each consisting of one common share and one series A warrant (collectively, the “August 2020 Series A Warrants”) to purchase one common share, and (ii) 14.3 million series B units (the “August 2020 Series B Units” and together with the August 2020 Series A Units, the “August 2020 Units”), each consisting of one pre-funded series B warrant (the “August 2020 Series B Warrants” and together with the August 2020 Series A Warrants, the “August 2020 Warrants”) to purchase one common share and one August 2020 Series A Warrant, to investors in a registered offering. Each August 2020 Series A Unit was sold at a price of US$0.50 per August 2020 Series A Unit and each August 2020 Series B Unit was sold at a price of US$0.50 per August 2020 Series B Unit minus US$0.0001, with the remaining exercise price of each August 2020 Series B Warrant equaling US$0.0001 per common share. The foregoing transactions are referred to as the “August 2020 Offering.” The Company’s gross proceeds from the August 2020 Offering were approximately US$20 million, before deducting underwriting discounts and estimated offering expenses. The August 2020 Warrants were immediately exercisable and have a term of five years commencing on August 18, 2020. The exercise price of the August 2020 Series A Warrants was initially US$0.75 per common share, subject to customary antidilution and other adjustments.

On August 19, 2020, 9.2 million August 2020 Series B Warrants were exercised resulting in the issuance of 9.2 million common shares and on August 20, 2020, the remaining 5.1 million August 2020 Series B Warrants were exercised resulting in the issuance of 5.1 million common shares. During the period August 19, 2020 to December 31, 2020, 39.6 million August 2020 Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 39.6 million common shares and gross proceeds to the Company of $9.1 million. As of March 17, 2021, up to 500,000 common shares were issuable upon exercise of the August 2020 Series A Warrants.

At-the-Market Offering Program

On August 13, 2020, the Company entered into an equity distribution agreement to establish an at-the-market equity program (an “ATM Program”). Under the terms of the equity distribution agreement, the Company could offer and sell common shares having an aggregate offering price of up to US$50 million from time to time, which may include block trades or transactions that are deemed to be an at-the-market offering as defined under the Securities Act. During the period from October 5, 2020 to

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December 4, 2020, the Company issued 153.5 million common shares at a weighted average exercise price of US$0.3250 for gross proceeds of US$49.9 million, less fees and offering expenses of US$1.0 million.

On December 4, 2020, the Company entered into an equity distribution agreement to establish a new ATM Program which allowed the Company to offer and sell common shares having an aggregate offering price of up to US$150 million. During the period from December 14, 2020 to December 31, 2020, the Company issued 156.3 million common shares at a weighted average exercise price of US$0.4795 for gross proceeds of US$75.0 million, less fees and offering expenses of US$1.5 million. Subsequent to December 31, 2020, the Company issued 117.6 million common shares at a weighted average exercise price of $US0.6379 for gross proceeds of US$75.0 million, less fees and offering expenses of US$1.5 million.

Subsequent to December 31, 2020, on January 11, 2021 the Company entered into an equity distribution agreement to establish a third ATM Program having an aggregate offering price of up to US$50.0 million. Under the third ATM Program, from January 11, 2021 to January 13, 2021 the Company issued 72.4 million common shares at a weighted average exercise price of US$0.6903 for gross proceeds of US$50.0 million, less fees and offering expenses of US$1.0 million.

Subsequent to December 31, 2020, on January 20, 2021 the Company entered into an equity distribution agreement (the “January 2021 Equity Distribution Agreement”) allowing it to issue common shares in an amount up to US$400 million at its discretion and established a fourth ATM Program covering issuances of up to US$400 million. Under this ATM Program, the Company issued 237.7 million common shares at a weighted average exercise price of US$0.6325 for gross proceeds of US$150.3 million, less fees and offering expenses of US$1.4 million. On January 29, 2021, the Company suspended and terminated the prospectus supplement related to its common shares issuable pursuant to the January 2021 Equity Distribution Agreement.  Other than the termination of the prospectus supplement, the January 2021 Equity Distribution Agreement remains in full force and effect, with up to US$249,677,396 of common shares available to be sold thereunder. The Company will not make any sales of common shares pursuant to the January 2021 Equity Distribution Agreement, unless and until a new registration statement for the offer and sale of such common shares is declared effective.

Refer to “Strategy & Outlook – Strategic Alternatives and Capital Raising”.

COVID-19

The Company is continually monitoring and responding to the ongoing and evolving COVID-19 pandemic. The Company’s business activities have been declared an essential service by the Alberta Government and the Company remains committed to the health and safety of all personnel and to the safety and continuity of operations.

In response to COVID-19 the Company activated its Emergency Operations Centre team and Incident Command Centre to protect the health and safety of the Company’s workforce and the public, as well as to ensure the continuity of operations. The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, the Company has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and encouraging social distancing measures, including directing office staff to work from home if possible.

The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. Additionally, in order to prevent and minimize any potential COVID-19 outbreak at its facilities, the Company has implemented additional measures as part of its pandemic response, including halting all non-essential external visitors to its facilities and enhanced screening measures prior to allowing employees and visitors into the facilities.

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic retain and rehire employees.

The Company became eligible for the CEWS based on decreases in revenue and has received the subsidy for certain periods.

In October 2020, the federal government launched the Canadian Emergency Rent Subsidy (“CERS”) to help businesses impacted by the COVID-19 pandemic cover part of their commercial rent or property taxes. The CERS program provides a base rent subsidy that is available to organizations that continue to see decreasing revenues and an additional top up for organizations that must either close or significantly restrict their activities due to a public health order. CERS is available from September 27, 2020 until June 2021.

The Company became eligible for CERS based on decreases in revenue and has received the subsidy for certain periods.

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The CEWS and CERS subsidies have been recognized in the consolidated statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to either subsidy.

Nasdaq Minimum Bid Requirement

As previously reported, the Company was notified by Nasdaq on May 12, 2020 that the bid price for its common shares was not in compliance with the Nasdaq minimum bid price requirement. At that time, the Company had until December 28, 2020 to regain compliance. On December 11, 2020, the Company announced that it had received approval to transfer the listing of its common shares to the Nasdaq Capital Market. The transfer allows the Company to take advantage of the additional 180 calendar day compliance period offered by the Nasdaq Capital Market, which extended the period that the Company had to regain compliance with Nasdaq’s minimum bid price requirement.

On February 12, 2021, the Company was notified by Nasdaq that the Company had regained compliance with the minimum bid requirement as the bid price for its common shares closed at or above US$1.00 per share for the 10 consecutive business days between February 1, 2021, and February 12, 2021.

STRATEGY & OUTLOOK

Sundial’s overall strategy is to build sustainable, long-term shareholder value by reducing leverage, improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio.

To achieve this, Sundial will continue to focus on:

•	Meeting evolving consumer preferences by being a consumer-centric organization.
•	Delivering industry-leading, best-in-class brands and products with a focus on inhalables.
•	Driving quality in all aspects of our operation and be positioned to deliver products that consumers want when they want them.
•	Improving cost discipline and maintaining a variable cost structure to adapt to industry dynamics.

MEETING EVOLVING CONSUMER PREFERENCES BY BEING A MORE AGILE AND RESPONSIVE CONSUMER-CENTRIC ORGANIZATION

The consumer is the core stakeholder of the cannabis industry. The legal cannabis industry is still in its infancy and consumer preferences are ever evolving and changing. To be more agile and responsive to these changing preferences, Sundial continues to emphasize and invest in industry data, with a focus on point-of-sale level retail data and social sentiment and continuous and iterative product development practices.

Data-Driven strategy

Sundial continues to invest in data platforms, data sources and analytics capabilities. The Company’s focus is becoming increasingly centered on retail level point of sale data and social sentiment. It is Sundial’s belief that these data sources best represent the changing consumer trends. The Company utilizes these timely data sources and platforms to develop and adjust product roadmaps, brand portfolios, research and development initiatives, sales and distribution tactics and investment in manufacturing capabilities.

Continuous and Iterative Product Development

Using point-of-sale level data and social sentiment, Sundial is implementing iterative and continuous product development practices. The company continues to focus on the development of inhalable formats through new and unique strains, differentiated product formats and more efficient manufacturing methods. Sundial’s modular cannabis grow rooms provide Sundial with a high frequency of harvests and the large amounts of data derived from the harvests enables Sundial to implement important changes and continuous process improvement.

Delivering Industry-Leading, Best-In-Class Brands and Products with a Focus on Inhalables

Inhalable product formats continue to represent the large majority of sales in the cannabis industry. Sundial’s brand and portfolio strategy continues to emphasize whole flower, pre-roll, vape and concentrate products. In Q4 2020, Sundial continued to expand its product offerings through:

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•	The introduction of Sundial’s Blue Nova flower to the Alberta and British Columbia markets. Since its release, the product has become one of the Company’s best-selling flower SKUs in these provinces.
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The release of limited-edition Top Leaf Northern Lights flower, which had a THC potency of 25%. This product quickly become Top Leaf’s top selling product in several key markets, including Alberta and Ontario.

•	The release of Top Leaf 3x0.5g pre-roll products. These products became some of Top Leaf’s top selling offerings in Q4 2020 and consistently had the highest velocity metrics.
•	The release of Top Leaf’s first solventless concentrates, including the Top Leaf Pink Kush Bubble Hash and the Top Leaf Bubba Bubble Hash.
•	Began the research and development of concentrates and vape products derived from hydrocarbon-based extraction methods, including Top Leaf Live Resin vape cartridges and Palmetto Shatter concentrates.

Sundial continued to make additional investments in developing new inhalable products and completed the first R&D harvests of several strains which will be released in 2021. The Company continues to believe the commercialization of new, high-potency strains will be a key differentiator for Sundial’s Top Leaf, Palmetto and Sundial brands.

Driving Quality in all Aspects of Our Operation and be Positioned to Deliver Products that Consumers Want, When They Want Them

Ultimately, it is Sundial’s objective to provide consumers with the products they want, when they want them and how they want to consume them. To achieve this, the Company is focusing on several key initiatives, including:

•	Emphasizing the cultivation of high quality, high potency flower
•	Increasing our points of distribution and national presence
•	Prioritizing in-store brand experiences and touchpoints

EMPHASIZING THE CULTIVATION OF HIGH QUALITY, HIGH POTENCY FLOWER

Sundial’s ability to consistently deliver high potency flower combined with other quality elements, including the packaging, trim and terpene content, will be the key component of the Company’s success. The Company is emphasizing the development of new strains, the utilization of insights and continuous improvement process to achieve high potency and consistent quality metrics.

INCREASING OUR POINTS OF DISTRIBUTION AND NATIONAL PRESENCE

Sundial continues to invest in increasing the Company’s points of distribution to increase consumer’s access to its products. In Q4 2020, the Company increased its commercial coverage across Alberta, Ontario, Manitoba and Saskatchewan.

In the coming months and quarters, Sundial will continue to support and expand its sales force and customer coverage. The Company’s strategy will emphasize continued expansion in existing cannabis retailers and net new opportunities presented by store front expansion especially in key markets such as Ontario, British Columbia and Alberta.

PRIORITIZING IN-STORE BRAND EXPERIENCES AND TOUCHPOINTS

Cannabis sales continue to be primarily driven by brick and mortar retail sales and the growth in key provinces, like Ontario, where new store openings are one of the main drivers of growth. Sundial will continue to prioritize the Company’s in-store brand experiences and touchpoints to enable the growth of retail sales and take advantage of net new industry growth. In Q4 2020, Sundial executed a national retail-centric holiday marketing campaign for the Top Leaf, Palmetto and Sundial brands. The campaign generated positive incremental revenue across all brands.

Improving Cost Discipline and Maintaining a Variable Cost Structure to Adapt to Industry Dynamics

In Q4 2020, Sundial continued to implement discipline strategies started during the previous quarters. Additionally, the impact of the cost discipline initiatives have began to be realized. Compared to the three months ended December 31, 2019, Sundial reduced cultivation and production costs by 75% resulting in quarterly savings of $16.7 million in Q4 2020. These significant cost savings have enabled the Company to be more competitive and more capable of proactively managing the continued price compression expected in the industry.

Sundial increased production output on the under-indexed pre-roll category by over 200% in Q4 2020 and increased weighted average potency to the highest in Company history.

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Strategic alternatives and capital raising

Following a review of its business, Sundial initiated and continues a process to explore strategic alternatives focused on maximizing shareholder value. Sundial’s board of directors (“Board”) has authorized management and its external advisors to consider a broader range of strategic alternatives, including a potential merger or other business combination, investments in other Canadian cannabis companies, including dispensaries and other retail outlets, dispositions of discrete brands and related assets, optimizing its assets, including the potential sale of its Rocky View and Merritt facilities, selling limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers, licensing or other strategic transactions involving the Company, or any combination of the foregoing. Sundial has engaged a financial advisor to assist with these efforts.

There can be no assurance that the exploration of strategic alternatives will result in any transaction or specific course of action. The Company has not set a timetable for the conclusion of its review of strategic alternatives and does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board has approved a specific transaction or course of action or the Company has otherwise determined that further disclosure is appropriate or required by law.

During the period from October 5, 2020 to December 31, 2020, the Company issued 309.8 million common shares for gross proceeds of $161.0 million under ATM Programs and raised $47.8 million from the exercise of 88.6 million warrants.

Subsequent to December 31, 2020, the Company issued 427.7 million common shares for gross proceeds of $350.9 million under ATM Programs and issued 160.5 million common shares for gross proceeds of $223.4 million through registered direct offerings. The Company also raised $119.5 million from the exercise of 152.3 million warrants subsequent to December 31, 2020.

On December 30, 2020, the Company closed the acquisition of the Zenabis Investment for $58.9 million in cash. After a $7.0 million repayment, the Zenabis Investment owned $51.9 million of aggregate principal of the Zenabis Senior Loan.

On February 23, 2021, the Company closed the $22.0 million Indiva Investment. The transaction was comprised of an $11.0 million equity investment and an $11.0 million term loan facility bearing interest at a rate of 9%.

On March 15, 2021, the Company and SAF Opportunities LP announced they had entered into an agreement to form a 50/50 Joint Venture through a new corporation, SunStream. The Joint Venture will leverage a strategic financial and operational partnership to generate asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	2020	2019	Change	% Change
Financial
Gross revenue	73,321	66,927	6,394	10%
Net revenue	60,918	63,562	(2,644)	-4%
Cost of sales	51,740	46,721	5,019	11%
Gross margin before fair value adjustments (1)	(36,735)	16,841	(53,576)	-318%
Gross margin before fair value adjustments %	-60%	26%		-87%
Loss from operations	(185,404)	(52,371)	(133,033)	-254%
Net loss from continuing operations (2)	(206,056)	(142,533)	(63,523)	-45%
Per share, basic and diluted (2)	(0.95)	(1.67)	0.72	43%
Net loss from discontinued operations (2)	(33,627)	(128,931)	95,304	74%
Per share, basic and diluted (2)	(0.15)	(1.50)	1.35	90%
Net loss (2)	(239,683)	(271,464)	31,781	12%
Per share, basic and diluted (2)	(1.10)	(3.17)	2.07	65%
Adjusted EBITDA from continuing operations (3)	(25,583)	(30,146)	4,563	15%

Statement of Financial Position
Cash and cash equivalents	60,376	45,337	15,039	33%
Biological assets	3,531	14,309	(10,778)	-75%
Inventory	25,613	59,942	(34,329)	-57%
Property, plant and equipment	116,928	281,984	(165,056)	-59%
Total assets	294,871	510,036	(215,165)	-42%

Operational
Kilogram equivalents sold	23,500	17,293	6,207	36%
Average gross selling price per gram (4)	3.12	3.87	(0.75)	-19%
Average net selling price per gram (5)	2.59	3.68	(1.08)	-29%
(1)	Includes inventory obsolescence and impairment of $45.9 million.
(2)	Net loss from continuing operations, net loss from discontinued operations, net loss and related per share amounts are attributable to owners of the Company.
(3)

Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(4)	Gross selling price net of excise tax.
(5)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.

OPERATIONAL RESULTS

Kilogram equivalents sold

	Year ended December 31
	2020	2019
Provincial boards	10,952	2,146
Medical	4	4
Licensed producers	12,544	15,143
Total kilogram equivalents sold	23,500	17,293

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For the year ended December 31, 2020, the Company sold 23,500 kilogram equivalents of cannabis compared to 17,293 kilogram equivalents for the year ended December 31, 2019. The increase of 6,207 kilogram equivalents sold was due to the Company expanding its provincial distribution network to nine Canadian provinces and launching additional brands and product formats. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower, vapes, concentrates and edibles as compared to seven provinces comprised of branded flower and vapes in the comparative period. The Company entered into a supply agreement with another licensed producer (“LP”) to provide bulk flower throughout 2020. The Company also made bulk flower and oil sales to other LPs.

Selling price

	Year ended December 31
($/gram equivalent)	2020	2019
Provincial boards	$5.05	$6.24
Medical	$8.00	$6.00
Licensed producers	$1.43	$3.53
Average gross selling price	$3.12	$3.87
Excise taxes	$(0.53)	$(0.19)
Average net selling price	$2.59	$3.68

For the year ended December 31, 2020, the average net selling price was $2.59 per gram equivalent compared to $3.68 for the year ended December 31, 2019. The decrease of $1.09 per gram equivalent was due to price discounts and return provisions, lower prices for both provincial boards and bulk sales to other LPs and a higher percentage of total sales to provincial boards subject to excise taxes. Price discounts were granted to provincial boards to promote the movement of slower selling products and ongoing price compression in the market. A return provision was recorded in 2020 estimated based on the likelihood of having additional slow-moving and aged-product returned. Sale prices have decreased due to downward price pressure in the market due to excess industry production capacity relative to current distribution channels. These factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, vape cartridges and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards and LPs).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the year ended December 31, 2020 and 2019 are only calculated based on adult-use cannabis sales to provincial boards.

Cash cost to produce

	Year ended December 31
($000s, except as indicated)	2020	2019
Cost of sales	51,740	46,721
Adjustments
Depreciation	5,250	2,693
Cash cost of sales (1)	46,490	44,028
Packaging costs	1,615	1,576
Cash cost to produce (1)	44,875	42,452
Cash cost to produce per gram equivalent	$1.91	$2.45
(1)

Cash cost of sales, cash cost to produce and the related per gram amounts do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measures of cash cost of sales and cash cost to produce are discussed further in the “ADVISORY” section of this MD&A.

Cash cost to produce is defined as cost of sales less depreciation and packaging costs and provides a measure of the cash cost to produce the cannabis that has been sold in the period.

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For the year ended December 31, 2020, the cash cost to produce was $44.9 million compared to $42.5 million for the year ended December 31, 2019. The increase of $2.4 million was due to an increase in kilogram equivalents sold compared to the prior period. The decrease in cash cost to produce per gram was due to bulk sales to LPs that have lower per gram costs.

FINANCIAL RESULTS

Revenue

Revenue by form

	Year ended December 31
($000s)	2020	2019
Revenue from dried flower	51,424	58,246
Revenue from vapes	18,447	504
Revenue from oil	3,145	8,177
Revenue from edibles	263	—
Revenue from concentrates	42	—
Gross revenue	73,321	66,927

Revenue by channel

	Year ended December 31
($000s, except as indicated)	2020	2019
Provincial boards	55,315	13,386
Medical	32	24
Licensed producers	17,974	53,517
Gross revenue	73,321	66,927
Excise taxes	(12,403)	(3,365)
Net revenue	60,918	63,562
Gross revenue per gram sold	$3.12	$3.87
Net revenue per gram sold	$2.59	$3.68

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial regulatory authorities and to other LPs. The Company’s sales growth strategy is to target branded sales and during the three and twelve months ended December 31, 2020, provincial board sales represented the majority of cannabis revenue, a milestone for the Company.

Gross revenue for the year ended December 31, 2020 was $73.3 million compared to $66.9 million for the year ended December 31, 2019. The increase of $6.4 million was mainly due to an increase of $41.9 million in provincial board sales partially offset by a decrease of $35.5 million in sales to LPs. The increase in provincial board sales was due to the Company expanding its provincial distribution network and launching additional brands and product formats. Current period board sales were partially offset by price discounts to promote the movement of slower selling products and a provision for product returns for slower selling products. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower, vapes, edibles and concentrates as compared to seven provinces comprised of branded flower and vapes in the comparative period. During 2020, the Company entered into a supply agreement with another LP to provide bulk flower. The Company also made bulk flower and oil sales to other LPs.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final consumer-facing packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

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Excise taxes for the year ended December 31, 2020 were $12.4 million compared to $3.4 million for the year ended December 31, 2019. The increase of $9.0 million was due to an increase in sales to provincial boards from the comparative period. No excise taxes are payable on sales to other licensed producers.

Cost of sales

	Year ended December 31
($000s, except as indicated)	2020	2019
Cost of sales	51,740	46,721
Cost of sales per gram sold	$2.20	$2.70

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the year ended December 31, 2020 were $51.7 million compared to $46.7 million for the year ended December 31, 2019. The increase of $5.0 million was due to an increase in kilograms sold compared to the prior period. Cost of sales per gram sold for the year ended December 31, 2020 were $2.20 compared to $2.70 for the year ended December 31, 2019. The decrease of $0.50 was due to bulk sales to LPs that had a lower per gram cost.

Gross margin

	Year ended December 31
($000s)	2020	2019
Net revenue	60,918	63,562
Cost of sales	51,740	46,721
Inventory obsolescence and impairment	45,913	—
Gross margin before fair value adjustments (1)	(36,735)	16,841
Change in fair value of biological assets	5,432	30,340
Change in fair value realized through inventory	(18,566)	(10,685)
Gross margin	(49,869)	36,496
(1)

Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the year ended December 31, 2020 was negative $36.7 million compared to $16.8 million for the year ended December 31, 2019. The decrease of $53.5 million was mainly due to increased cost of sales relating to higher sales volumes, an inventory obsolescence provision and price discounts which impacted net revenue. The inventory obsolescence provision was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market distribution capacity and aging inventory. Price discounts were granted to provincial boards to promote the movement of slower selling products.

The total inventory obsolescence and impairment recognized during the year ended December 31, 2020 was $56.9 million, with $45.9 million relating to cost of sales and $11.0 million relating to the change in fair value realized through inventory.

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Change in fair value of biological assets

Change in fair value of biological assets for the year ended December 31, 2020 was an increase of $5.4 million compared to an increase of $30.3 million for the year ended December 31, 2019. The decrease of $24.9 million was due to decreases in the number of plants, expected selling price less costs to sell per gram and a decrease in the weighted average maturity of the stage of growth.

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

	Year ended December 31
($000s)	2020	2019
Change in fair value realized through inventory sold	(7,581)	(10,429)
Change in fair value recognized through inventory obsolescence provision	(10,985)	(256)
Change in fair value realized through inventory	(18,566)	(10,685)

The change in fair value realized through inventory for the year ended December 31, 2020 was a decrease of $18.6 million compared to a decrease of $10.7 million for the year ended December 31, 2019. The decrease of $7.9 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

General and administrative

	Year ended December 31
($000s)	2020	2019
Salaries and wages	11,634	15,262
Consulting fees	2,193	6,896
Office and general	9,843	9,533
Professional fees	4,658	3,559
Director compensation	365	188
Other	3,336	3,496
	32,029	38,934

General and administrative expenses for the year ended December 31, 2020 were $32.0 million compared to $38.9 million for the year ended December 31, 2019. The decrease of $6.9 million was mainly due to decreases in salaries and wages and consulting fees, partially offset by an increase in professional fees.

Salaries and wages increased throughout 2019 due to the significant growth and expansion of the Company. During the first and second quarters of 2020, the Company commenced and continues to implement several streamlining and efficiency initiatives which include workforce optimization. Professional fees increased due to legal fees and financial consulting fees.

Sales and marketing

	Year ended December 31
($000s)	2020	2019
Sales and marketing	5,737	8,068

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Sales and marketing expenses consist of brand development and promotion expenses, marketing personnel and related costs.

Sales and marketing expenses for the year ended December 31, 2020 were $5.7 million compared to $8.1 million for the year ended December 31, 2019. The decrease of $2.4 million was mainly due to a decrease in general marketing expenses as a result of the termination and renegotiation of the marketing contract with a former related party as part of the ongoing cost optimization initiatives.

Share-based compensation

	Year ended December 31
($000s)	2020	2019
Simple warrants	1,539	23,918
Performance warrants	(42)	11,023
Stock options	651	98
Restricted share units	4,069	220
Deferred share units	2,349	1,119
Shares issued for services	—	2,320
	8,566	38,698

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s board of directors.

Fair value pre-IPO

Given the absence of an active trading market for the Company’s common shares prior to its initial public offering (“IPO”), determining the fair value of the Company’s common shares required the Company’s board of directors to make complex and subjective judgments. The Company’s board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant.

Fair value post-IPO

Subsequent to the consummation of the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the year ended December 31, 2020 was $8.6 million compared to $38.7 million for the year ended December 31, 2019. The decrease of $30.1 million was due to the accelerated vesting of share-based compensation awards in the prior year due to the completion of the initial public offering, shares issued for services in the prior period and a decrease in the value of the share-based compensation awards granted. Share-based compensation expense for the year ended December 31, 2020 included the issuance of 3,002,213 RSUs, 3,265,503 DSUs and 481,600 stock options at an average exercise price of $1.16. Share-based compensation expense for the year ended December 31, 2019 included the issuance of 4,795,200 simple warrants at an average exercise price of $6.32, 723,200 performance warrants at an average exercise price of $12.23, 623,850 stock options at an average exercise price of $4.33, 107,543 RSUs and 378,080 DSUs.

Restructuring costs

	Year ended December 31
($000s)	2020	2019
Restructuring costs	6,470	—

As part of the Company’s objective to optimize asset utilization and reduce costs, the Company commenced and continues to implement several streamlining and efficiency initiatives to align its cost structure and labour force costs with current market

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conditions. Restructuring costs of $6.5 million for the year ended December 31, 2020 represent severance costs relating to the workforce reductions, legal, professional and consulting fees that relate directly to the restructuring and finance costs relating to the amendment and restatement of the Syndicated Credit Agreement and extinguishment of the Term Debt Facility.

Asset impairment

	Year ended December 31
($000s)	2020	2019
Asset impairment	79,191	162

The Company determined that indictors of impairment existed during the year ended December 31, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

The Company determined that indicators of impairment existed during the three months ended September 30, 2020, with respect to the Company’s Alberta CGU as a result of decreasing estimates for the size of the potential Canadian cannabis market, the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility and the carrying value of the Company’s total net assets significantly exceeding the Company’s market capitalization at September 30, 2020. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount. At December 31, 2020, the Company determined that no further indicators of impairment existed, and no impairment test was required.

During the year ended December 31, 2020, the Company determined that indicators of impairment existed regarding the Pathway intellectual property due to the Company’s decision to reduce its focus on medical cannabis research. The estimated recoverable amount of the intangible assets was determined to be their fair value less costs of disposal and an impairment of $12.9 million was recorded to write down the assets to their recoverable amount.

On December 28, 2020, the Company licensed all of its Rocky View facility to a third party concentrates manufacturer. Within the agreement is a non-binding purchase agreement to sell the Rocky View facility for $5.0 million. The estimated recoverable amount of the Rocky View facility was determined to be its fair value less costs of disposal and an impairment of $0.7 million was recorded to write down the assets to their recoverable amount.

Transaction costs

	Year ended December 31
($000s)	2020	2019
Transaction costs	3,587	8,481

Transaction costs of $3.6 million for the year ended December 31, 2020 include legal costs and various financing initiatives.

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Finance costs

	Year ended December 31
($000s)	2020	2019
Cash finance expense
Interest on Term Debt Facility	2,936	3,478
Interest on Syndicated Credit Agreement	4,546	1,746
Interest on Credit Facilities	—	1,818
Interest on Senior Convertible Notes	—	375
Interest on Convertible Notes	—	2,574
Interest on other debt	—	1,526
Other finance costs	286	2,909
	7,768	14,426
Non-cash finance expense
Accretion	1,622	5,511
Amortization of debt issue costs	1,782	1,586
Interest on Senior Convertible Notes	—	1,903
Loss on derivative liabilities	—	1,649
Loss on extinguishment of debt	—	488
Change in fair value of convertible notes (1)	(7,141)	—
Change in fair value of derivative warrant liabilities (1)	12,995	—
Other	3	(67)
	9,261	11,070
Less: interest capitalized relating to construction in progress	—	(1,280)
Interest income	(215)	—
	16,814	24,216
(1)	Refer to note 30 in the consolidated financial statements for the year ended December 31, 2020, for valuation methodology.

Finance costs include interest on the Company’s indebtedness, accretion expense associated with the Company’s indebtedness, changes in the fair value of the Secured Convertible Note, Unsecured Convertible Notes and derivative warrant liabilities and certain other expenses, net of capitalized interest related to construction in progress.

Finance costs for the year ended December 31, 2020 were $16.8 million compared to $24.2 million for the year ended December 31, 2019. The decrease in costs of $7.4 million was due to changes in fair value of the convertible notes, decreased interest expense due to the extinguishment and settlement of the Term Debt Facility and various debt instruments, decreased accretion and amortization of debt issue costs due to the extinguishment of the Term Debt Facility, and non-cash finance expenses in the comparative period relating to the Senior Convertible Notes and derivative liabilities, partially offset by changes in fair value of derivative warrant liabilities. In the prior period, the production facilities were under construction and the related interest cost was capitalized to construction in progress.

Loss on financial obligation

	Year ended December 31
($000s)	2020	2019
Loss on financial obligation	—	60,308

In connection with the termination of the investment and royalty agreement (the “Investment and Royalty Agreement”), with an entity controlled by the Company’s former Executive Chairman and director, the Company recognized a loss on financial obligation of $59.6 million for the year ended December 31, 2019, for consideration valued in excess of the carrying amount of the related financial obligation. Additional losses of $0.7 million during the year ended December 31, 2019 were due to fair value adjustments recognized during the period prior to terminating the Investment and Royalty Agreement.

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Income tax recovery

	Year ended December 31
($000s)	2020	2019
Income tax recovery	—	3,609

Income tax recovery represents the Company’s intention to settle provincial and federal income taxes payable and recoverable on a net basis between entities under common control subject to income tax under the same taxation authority.

Income tax recovery for the year ended December 31, 2019 was $3.6 million and was due to the Company’s acquisition of a 50% interest in Pathway Rx. Upon acquisition of the Company’s 50% interest in Pathway Rx, $3.6 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $3.6 million recorded to income tax recovery, on the basis that the Company and Pathway Rx are subject to income tax under the same taxation authority.

Net loss from continuing operations

	Year ended December 31
($000s)	2020	2019
Net loss from continuing operations	(206,317)	(142,698)

Net loss for the year ended December 31, 2020 was $206.3 million compared to a net loss of $142.7 million for year ended December 31, 2019. The increased loss of $63.6 million was due to lower net revenue, higher cost of goods sold, an inventory obsolescence provision, change in fair value of biological assets, change in fair value realized through inventory, higher depreciation and amortization, restructuring costs and asset impairments, partially offset by lower general and administrative expenses, sales and marketing expenses, research and development expenses, share-based compensation, transaction costs, finance costs and loss on financial obligation.

Adjusted EBITDA from continuing operations

	Year ended December 31
($000s)	2020	2019
Adjusted EBITDA from continuing operations (1)	(25,583)	(30,146)
(1)	The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from continuing operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

Adjusted EBITDA from continuing operations was a loss of $25.6 million for the year ended December 31, 2020 compared to a loss of $30.1 million for the year ended December 31, 2019. The decreased loss was due to the following:

•	Decrease in general and administrative expenses due to streamlining and efficiency initiatives;
•	Decrease in sales and marketing expense due to a decrease in general marketing activities; and
•	Decrease in research and development expenses.

Partially offset by the following:

•	Decrease in net revenue; and
•	Increase in cost of sales due to an increase in kilogram equivalents sold.

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019.

17

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”).

The sale of Bridge Farm closed on June 5, 2020. The Bridge Farm operations comprised the entire Ornamental Flower segment that was located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of loss and comprehensive loss and statement of cash flows in the financial statements for the year ended December 31, 2019 have been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the cannabis operations in Canada comprise the entire operations of the Company.

During the period January 1, 2020 to June 5, 2020, the Company recorded revenues of $22.1 million from Bridge Farm and a net loss of $33.6 million from Bridge Farm, which includes a loss on the disposition of Bridge Farm of $15.0 million.

Capital expenditures with respect to discontinued operations during the period January 1, 2020 to June 5, 2020 consisted of $4.4 million mainly related to construction at Bridge Farm’s Clay Lake facility.

FOURTH QUARTER 2020

($000s, except as indicated)	Q4 2020	Q4 2019	Change	% Change
Financial
Gross revenue	16,865	16,262	603	4%
Net revenue	13,853	14,743	(890)	-6%
Cost of sales	10,638	15,259	(4,621)	-30%
Gross margin before fair value adjustments (1)	(5,060)	(516)	(4,544)	881%
Gross margin before fair value adjustments %	-37%	-3%		-33%
Loss from operations	(32,677)	(21,279)	(11,398)	-54%
Net loss from continuing operations (2)	(64,059)	(28,061)	(35,998)	-128%
Per share, basic and diluted (2)	(0.12)	(0.26)	0.14	53%
Net loss from discontinued operations (2)	—	(116,927)	116,927	100%
Per share, basic and diluted (2)	—	(1.10)	1.10	100%
Net loss (2)	(64,059)	(144,988)	80,929	56%
Per share, basic and diluted (2)	(0.12)	(1.36)	1.24	91%
Adjusted EBITDA from continuing operations (3)	(5,633)	(17,924)	12,291	69%

Operational
Kilogram equivalents sold	7,247	4,285	2,962	69%
Average gross selling price per gram (4)	2.33	3.80	(1.47)	-39%
Average net selling price per gram (5)	1.91	3.44	(1.53)	-44%
(1)	Includes inventory obsolescence and impairment of $8.3 million.
(2)	Net loss from continuing operations, net loss from discontinued operations, net loss and related per share amounts are attributable to owners of the Company.
(3)

Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(4)	Gross selling price net of excise tax.
(5)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.

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For the three months ended December 31, 2020, the Company sold 7,247 kilogram equivalents of cannabis compared to 4,285 kilogram equivalents for the three months ended December 31, 2019. The increase of 2,962 kilogram equivalents sold was due to an increase in sales to provincial boards and an increase in sales to other LPs. The increase in provincial board sales was due to an expanded provincial distribution network with sales to nine different provinces, comprised of branded flower, vapes, edibles and concentrates, compared to seven provinces comprised of branded flower and vapes in the comparative period.

For the three months ended December 31, 2020, the average net selling price was $1.91 per gram equivalent compared to $3.44 for the three months ended December 31, 2019. The decrease of $1.53 per gram equivalent was due to lower prices for both provincial sales and bulk sales to other LPs and a higher percentage of total sales to provincial boards subject to excise taxes. Sale prices have decreased due to downward price pressure in the market. These factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

For the three months ended December 31, 2020, the cash cost to produce was $8.9 million compared to $13.3 million for the three months ended December 31, 2019. The decrease of $4.4 million was due to a higher proportion of bulk sales to LPs that had lower per gram costs.

Gross revenue for the three months ended December 31, 2020 was $16.9 million compared to $16.3 million for the three months ended December 31, 2019. The increase of $0.6 million was mainly due to an increase of $8.1 million in provincial board sales, partially offset by a decrease of $7.5 million in sales to LPs. The increase in provincial board sales was due to the Company expanding its provincial distribution network and launching additional brands and product formats. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower, vapes, edibles and concentrates, as compared to seven provinces comprised of branded flower and vapes in the comparative period. The Company also made bulk flower sales to other LPs in the current period.

Excise taxes for the three months ended December 31, 2020 were $3.0 million compared to $1.5 million for the three months ended December 31, 2019. The increase of $1.5 million was due to an increase in sales to provincial boards from the comparative period.

Cost of sales for the three months ended December 31, 2020 were $10.6 million compared to $15.3 million for the three months ended December 31, 2019. The decrease of $4.7 million was due to bulk sales to LPs that had lower per gram costs. Cost of sales per gram sold for the three months ended December 31, 2020 were $1.47 compared to $3.56 for the three months ended December 31, 2019. The decrease of $2.09 was mainly due to bulk sales to LPs that had lower per gram costs.

Gross margin before fair value adjustments for the three months ended December 31, 2020 was negative $5.1 million compared to negative $0.5 million for the three months ended December 31, 2019. The decrease of $4.6 million was mainly due to lower net revenue and an inventory obsolescence provision, partially offset by lower cost of sales. The inventory obsolescence provision was applied to all cannabis inventory formats, bulk and packaged, due to a lack of market distribution capacity and aging inventory.

Change in fair value of biological assets for the three months ended December 31, 2020 was an increase of $0.6 million compared to an increase of $5.8 million for the three months ended December 31, 2019. The decrease of $5.2 million was due to a decrease in the number of plants, a decrease in the expected selling price less costs to sell per gram and a decrease in the weighted average maturity of the stage of growth.

The change in fair value realized through inventory for the three months ended December 31, 2020 was a decrease of $0.2 million compared to a decrease of $3.1 million for the three months ended December 31, 2019. The increase of $2.9 million was due to the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

General and administrative expenses for the three months ended December 31, 2020 were $6.5 million compared to $15.1 million for the three months ended December 31, 2019. The decrease of $8.6 million was mainly due to decreases in salaries and wages and consulting fees as a result of workforce optimizations implemented during the current year and decreases in office and general costs.

Sales and marketing expenses for the three months ended December 31, 2020 were $2.3 million compared to $3.3 million for the three months ended December 31, 2019. The decrease of $1.0 million was mainly due to a decrease in general marketing expenses as a result of the termination and renegotiation of the marketing contract with a former related party as part of the ongoing cost optimization initiatives.

Share-based compensation expense for the three months ended December 31, 2020 was $1.5 million compared to $4.6 million for the three months ended December 31, 2019. The decrease of $3.1 million was due to a decrease in the value of the share-based compensation awards granted. Share-based compensation expense for the three months ended December 31, 2020

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included the issuance of 2,400 RSUs and 575,250 DSUs. Share-based compensation expense for the three months ended December 31, 2019 included the issuance of 623,850 stock options at an average exercise price of $4.33, 107,543 RSUs and 378,080 DSUs.

Finance costs for the three months ended December 31, 2020 were $28.4 million compared to $3.9 million for the three months ended December 31, 2019. The increase in costs of $24.5 million was due to the changes in fair value of the convertible notes and derivative warrant liabilities, partially offset by decreased interest expense on the Company’s debt instruments due to the extinguishment of the Term Debt Facility and principal payments made on the Syndicated Credit Agreement, decreased accretion and amortization of debt issue costs due to the extinguishment of the Term Debt Facility, and a loss on extinguishment of debt issue costs.

Net loss for the three months ended December 31, 2020 was $64.1 million compared to a net loss of $28.2 million for three months ended December 31, 2019. The increase of $35.9 million was due to an inventory obsolescence provision, change in fair value of biological assets, change in fair value realized through inventory, asset impairments, higher finance costs and loss on cancellation of contracts, partially offset by decreases in cost of sales, decreases in general and administrative expenses, share-based compensation and transaction costs.

Adjusted EBITDA from continuing operations was a loss of $5.6 million for the three months ended December 31, 2020 compared to a loss of $17.9 million for the three months ended December 31, 2019. The decreased loss was due to the following:

•	Decrease in cost of sales;
•	Decrease in general and administrative expenses; and
•	Decrease in sales and marketing expense.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2020				2019
($000s, except as indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue (1)	16,865	15,525	24,341	16,590	16,262	28,690	20,284	1,691
Net loss from continuing operations attributable to owners of the Company	(64,059)	(71,386)	(32,750)	(37,861)	(28,061)	(85,448)	(12,322)	(16,702)
Per share, basic and diluted	(0.12)	(0.53)	(0.31)	(0.35)	(0.26)	(0.93)	(0.16)	(0.24)
Net loss from discontinued operations attributable to owners of the Company	—	—	(27,593)	(6,034)	(116,927)	(12,004)	—	—
Per share, basic and diluted	—	—	(0.26)	(0.06)	(1.10)	(0.13)	—	—
Net loss attributable to owners of the Company	(64,059)	(71,386)	(60,343)	(43,895)	(144,988)	(97,452)	(12,322)	(16,702)
Per share, basic and diluted	(0.12)	(0.53)	(0.57)	(0.41)	(1.36)	(1.06)	(0.16)	(0.24)
(1)	Gross revenue from continuing operations.

During the eight most recent quarters the following items have had a significant impact on the Company’s results:

•	significantly increasing production capacity with the expansions to the Olds facility;
•	increasing the number of cannabis plants and weighted average maturity of their stage of growth;
•	increasing staffing to support growth and expansion initiatives;
•	increasing marketing, promotion and branding activities relating to the commencement of adult-use cannabis;
•	acquisition of Bridge Farm;
•	terminating the Investment and Royalty Agreement;
•	non-cash impairment charge of goodwill relating to Bridge Farm’s CBD cash generating unit;
•	price discounts and provisions for product returns;
•	impairment of property, plant and equipment;
•	provision for inventory obsolescence;
•	disposition of Bridge Farm;
•	issuance of Secured Convertible Note and warrants;
•	issuance of Unsecured Convertible Notes and warrants
•	extinguishment of the Term Debt Facility;

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•	issuance of equity securities in the August 2020 Offering;
•	conversions of Secured Convertible Note and warrants;
•	conversions of Unsecured Convertible Notes and warrants;
•	issuance of common shares under various ATM Programs; and
•	acquisition of the Zenabis Investment.

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SELECTED ANNUAL INFORMATION

The following table summarizes selected operation and financial information of the Company for the preceding three financial years.

	Twelve months ended Dec 31	Ten months ended Dec 31	Twelve months ended Feb 28
($000s, except as indicated)	2019 (1)	2018	2018
Gross revenue	66,927	—	—
Net loss	(142,533)	(56,526)	(12,995)
Per share, basic and diluted	$(1.67)	$(0.82)	$(0.23)
Total assets	510,036	110,200	25,754
Total non-current liabilities	19,592	48,450	116
(1)	Gross revenue, net loss and net loss per share are from continuing operations.

GROSS REVENUE

During the year ended December 31, 2019, gross revenue increased by $66.9 million due to the Company commencing production in the third quarter of 2018 with sales beginning in January 2019, as well as the ramp up in production with the expansion completed of the Olds facility.

Net loss

During the year ended December 31, 2019, net loss increased by $86.0 million due to higher general and administrative expense, sales and marketing expense, research and development expense, share-based compensation expense, transaction costs, finance costs and loss on financial obligation partially offset by a higher gross margin and nil pre-production expenses. The increase in general and administrative expenses and sales and marketing expense were to support growth and expansion initiatives, as a result of becoming a public company and costs related to the introduction of new product lines and the ramp up of cannabis production and sales. The increase in research and development expense was due to new product research in connection with the acquisition of Pathway Rx and other intellectual property. The increase in share-based compensation expense was due to increased awards granted to employees and the accelerated vesting of share-based compensation awards upon completion of the IPO. Transaction costs were related to the acquisition of Bridge Farm and the IPO. The increase in finance costs was due to increased debt levels. The loss on financial obligation was due to the termination of the investment and royalty agreement.

During the ten months ended December 31, 2018, net loss increased by $43.5 million due to higher finance expenses, general and administrative expenses, pre-production costs, share-based compensation and a decrease in the fair value of biological assets. The increase in finance expenses related to costs associated with the Investment and Royalty Agreement between the Company and its former Executive Chairman. The increase in general and administrative expenses and share-based compensation related to increased staffing to support growth and expansion initiatives and increased share-based compensation awards granted to employees. The increase in pre-production costs related to the preparation for the commencement of adult-use cannabis sales in the fourth quarter of 2018 following the effectiveness of the Cannabis Act on October 17, 2018.

Total assets

During the year ended December 31, 2019, total assets increased by $399.8 million. The increase was due to increases in cash and cash equivalents, accounts receivable, biological assets, inventory, property, plant and equipment, intangible assets and goodwill. Cash and cash equivalents increased due to proceeds from debt instruments, convertible notes and the issuance of shares. Accounts receivable, biological assets and inventory increased due to the ramp up of cannabis production and sales commencing at the beginning of 2019. Property, plant and equipment, intangible assets and goodwill increased due to the acquisitions of Bridge Farm and Pathway and capital expenditures relating to the construction of the Olds facility.

During the ten months ended December 31, 2018, total assets increased by $84.4 million. The increase was due to increases in cash and property, plant and equipment. Cash increased due to proceeds from the Credit Facilities, issuing the Convertible Notes, and issuing common shares for cash. Property, plant and equipment increased due to construction of the Olds facility and related equipment.

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Total non-current liabilities

During the year ended December 31, 2019, total non-current liabilities decreased by $28.9 million. The decrease was due to the classification of long-term debt as current at December 31, 2019, and the termination of the financial obligation.

During the ten months ended December 31, 2018, total non-current liabilities increased by $48.3 million. The increase was due to the Company entering into the Credit Facilities and drawing $32.8 million under Facility 1 and Facility 4 of the Commitment Letter and entering into the Investment and Royalty Agreement.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	December 31, 2020	December 31, 2019
Cash and cash equivalents	60,376	45,337

Syndicated Credit Agreement (A)	—	82,910
Term Debt Facility (B)	—	95,003
Secured Convertible Note (C)	—	—
Unsecured Convertible Notes (D)	—	—
	—	177,913

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of commercial terms.

The Company’s primary need for liquidity is to fund capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

See “Strategy and Outlook – Strategic Alternatives and Capital Raising” for more information.

Debt

As at December 31, 2020, the Company was debt free, as detailed below.

a)	Syndicated Credit Agreement

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;
(ii)	An interest coverage ratio as at December 31, 2019;
(iii)	A senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it would (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of

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the respective lenders under the Syndicated Credit Agreement and Term Debt Facility setting out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders agreed to amend the terms of the waiver by extending the date required to enter into a definitive purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as current liabilities on the Company’s consolidated statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it would (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm.

On June 1, 2020, the Company’s senior lenders amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility, executed an intercreditor agreement and closed the sale of Bridge Farm. The amended and restated credit agreement included a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020 (which was satisfied as a result of the August 2020 Offering). Additionally, principal repayments of $2.1 million per quarter had been rescheduled to commence on September 30, 2020 and were paid on that date.

Principal repayments of $2.1 million were scheduled to be paid every fiscal quarter with the remaining principal balance of $65.6 million due in August 2021. During December 2020, the Company voluntarily prepaid the outstanding principal balance of $71.9 million and cancelled the Syndicated Credit Agreement.

b)	Term Debt Facility

At December 31, 2019, the Company was subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility was greater than $75 million.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility.

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and replaced with $73.2 million senior second lien convertible notes of the Company.

c)	Secured Convertible Note

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with a $73.2 million senior second lien convertible note (the “Secured Convertible Note”), convertible into common shares at an initial conversion price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”).

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The Secured Convertible Note was to mature on June 5, 2022 and did not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Note was secured by a second priority lien on the assets and property of the Company.

The Secured Convertible Note could be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and February 1, 2021. On September 30, 2020, the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and the Company subsequently filed a registration statement which allowed the holders to offer and sell the common shares issuable upon conversion or exercise of the Secured Convertible Note and Secured Convertible Note Warrants. The registration statement was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2020.

Beginning on October 22, 2020, up to $10 million of principal of the Secured Convertible Note could be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Note and related warrants did not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, was subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

During the period October 22, 2020 to December 31, 2020, the entire $73.2 million aggregate principal of the Secured Convertible Note was converted into common shares at a weighted average conversion price of $0.2468 resulting in the issuance of 296.7 million common shares. As a result of such conversions, the Secured Convertible Note was extinguished.

d)	Unsecured Convertible Notes

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement providing for the sale of a new series of unsecured senior subordinated convertible notes (the “Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Notes Warrants”). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an initial exercise price of US$1.00 per common share (the “Agent Warrants”).

The Unsecured Convertible Notes were to mature on June 5, 2022 and did not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes could be converted into common shares at any time. The terms of the Unsecured Convertible Notes were amended in August 2020 to allow the entire principal amount to be converted into common shares at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants did not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, was subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

During the period July 16, 2020 to December 31, 2020, the entire US$18.0 million aggregate principal was converted into common shares at a weighted average exercise price of US$0.2348 resulting in the issuance of 76.7 million common shares. As a result of such conversions, the Unsecured Convertible Notes were extinguished.

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Equity

As at December 31, 2020, the Company had the following share capital instruments outstanding:

(000s)	December 31, 2020	December 31, 2019
Common shares	918,844	107,180
Common share purchase warrants (1)	1,024	6,165
Simple warrants (2)	3,425	9,815
Performance warrants (3)	1,672	5,799
Stock options (4)	721	624
Restricted share units	1,657	49
Deferred share units (5)	3,323	368
(1)	1.0 million warrants were exercisable as at December 31, 2020.
(2)	2.2 million simple warrants were exercisable as at December 31, 2020.
(3)	1.1 million performance warrants were exercisable as at December 31, 2020.
(4)	0.2 million stock options were exercisable as at December 31, 2020.
(5)	DSUs are only exercisable upon a director’s departure from the Company.

As at December 31, 2020, the Company had 918.8 million shares outstanding (December 31, 2019 - 107.2 million shares).

Common shares were issued during the year ended December 31, 2020 in connection with the following transactions:

•	The Company sold 309.8 million common shares under ATM Programs for gross proceeds of $161.0 million;
•	$73.2 million aggregate principal of Secured Convertible Note was converted into common shares at a weighted average price of $0.2468 resulting in the issuance of 296.7 million common shares;
•	US$18.0 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average price of US$0.2348 resulting in the issuance of 76.7 million common shares;
•

35.0 million Secured Convertible Note Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of $8.0 million;

•

14.0 million Unsecured Convertible Note Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 14.0 million common shares and gross proceeds to the Company of $3.2 million;

•

39.6 million August 2020 Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 39.6 million common shares and gross proceeds to the Company of $9.1 million;

•	Issuance of 25.8 million common shares in the August 2020 Offering;
•	Exercise of all of the August 2020 Series B Warrants for 14.3 million common shares; and
•	As part of the consideration for the Bridge Farm Disposition, 2.7 million common shares were returned to the Company and cancelled.

From January 1, 2021 to March 17, 2021:

•	The Company sold 427.7 million common shares under ATM Program for gross proceeds of $350.9 million;
•	Issuance of 100.0 million common shares in the January 2021 Units Offering for gross proceeds of $128.0 million;
•	Exercise of all the Series B Warrants from the January 2021 Units Offering for 33.3 million common shares;
•	Exercise of all 66.7 million Series A Warrants from the January 2021 Offering for 66.7 million common shares and gross proceeds of $67.1 million;
•	Issuance of 60.5 million common shares in the February 2021 Units Offering for gross proceeds of $95.4 million;
•	Exercise of all the Additional Series B Warrants from the February 2021 Units Offering for 14.0 million common shares; and
•	Exercise of all 37.3 million Additional Series A Warrants from the February 2021 Units Offering for 37.3 million common shares and gross proceeds of $51.5 million;

As at March 17, 2021, a total of 1.66 billion common shares were outstanding.

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Capital Expenditures

	Year ended December 31
($000s)	2020	2019
Olds facility	2,345	98,777
Rocky View facility	—	655
Merritt facility (1)	(1,241)	9,879
Other	1,920	960
Total	3,024	110,271
(1)	The expenditure recovery for the Merritt facility resulted from the refund of provincial hydro and utility deposits.

Facilities

	Olds facility	Rocky View facility	Merritt facility
Location	Olds, Alberta, Canada	Rocky View, Alberta, Canada	Merritt, British Columbia, Canada
Format	Indoor modular	Indoor	Indoor modular
Primary purpose	Cultivation and extraction	Research and development	Cultivation and extraction
Total current facility size (sq. ft.)	448,000	31,000	—
Additional planned facility size (sq. ft.)	—	—	35,000(1)
Total projected facility size (sq. ft.)	448,000	31,000	35,000
(1)	Construction has been deferred. Future construction, if any, will be subject to available capital resources, liquidity and licensing.

Olds facility

The Olds facility is the Company’s flagship facility whose primary purpose is to grow cannabis for the Canadian market. The Olds facility is complete and fully licensed for cannabis cultivation, processing and sale by Health Canada. The Company has received a licence from Health Canada for approximately 428,000 square feet with 126 cultivation rooms. In addition, the Company has completed and operates a 20,000 square foot processing facility for which the Company has received a license from Health Canada.

The Company determined that indicators of impairment existed during the year ended December 31, 2020 with respect to the Company’s Alberta CGU as a result of slower than expected cannabis retail store growth along with the Company curtailing the number of flowering rooms being used for cultivation at its Olds facility. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount the carrying values of the CGU’s net assets. The estimated recoverable amount of the CGU was determined to be its value in use and an impairment of $60.0 million was recorded to impair the assets.

Rocky view facility

On December 28, 2020, the Company announced a concentrates licensing agreement based out of its Rocky View facility. Within the agreement is a non-binding purchase agreement to sell the Rocky View facility for $5.0 million.

Merritt facility

Construction of the Merritt facility had been temporarily deferred pending increases in market demand. In addition, the Company is considering strategic alternatives for its asset base, including a sale of the Merritt facility. The Merritt facility was intended to serve as the primary production facility of the Company’s BC Weed Co. brand.

The amount of remaining capital expenditures at the Merritt facility depends on the scale of the facility to be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. The Company began construction of the Merritt facility in March 2019 and has invested approximately $10.0 million in the project as of March 31, 2020. The Company had submitted its initial licence application to Health Canada. However, Health Canada will not substantively review the licence application until the Merritt facility is

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fully constructed and is accepted by Health Canada as compliant with the requirements of the Cannabis Regulations (SOR/2018-144).

The Company determined that indictors of impairment existed during the year ended December 31, 2020 with respect to the Company’s British Columbia CGU as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their estimated recoverable amount of $4.2 million. The estimated recoverable amount of these assets was further reduced to $2.9 million due to the Company receiving utility deposits back resulting from the deferral of the facility. Management is committed to a plan to sell the Merritt facility and the asset is available for immediate sell, resulting in the reclassification to assets held for sale on the consolidated statement of financial position.

Cash Flow Summary

	Year ended December 31
($000s)	2020	2019
Cash provided by (used in) continuing operations:
Operating activities	(62,315)	(99,797)
Investing activities	(64,260)	(185,584)
Financing activities	143,385	358,766
Effect of exchange rate changes	665	(1,472)
Change in cash and cash equivalents	17,475	71,913

Cash Flow – Operating Activities

Net cash used in operating activities from continuing operations was $62.3 million for the year ended December 31, 2020 compared to $99.8 million used in operating activities for the year ended December 31, 2019. The decrease of $37.5 million was due to the change in non-cash working capital, partially offset by a minor increase in net loss adjusted for non-cash items. The decrease in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities from continuing operations was $64.3 million for the year ended December 31, 2020 compared to $185.6 million used in investing activities for the year ended December 31, 2019. The decrease of $121.3 million was mainly due to the acquisition of Bridge Farm in the comparative period, a significant decrease in capital expenditures and proceeds from the disposal of the Company’s Kamloops property, partially offset by the Zenabis Investment and the change in non-cash working capital mainly comprised of accounts payable related to facility construction.

Cash Flow – Financing Activities

Net cash provided by financing activities from continuing operations was $143.4 million for the year ended December 31, 2020 compared to $358.8 million provided by financing activities for the year ended December 31, 2019. The decrease of $215.4 million was mainly due to repaying the Syndicated Credit Agreement in the current period as compared to drawing on Sydicated Credit Agreement and Term Debt Facility in the prior period and a decrease in proceeds from convertible notes compared to the prior period.

Liquidity risks associated with financial instruments

Interest rate risk

The Company was exposed to interest rate risk in that changes in market interest rates would cause fluctuations in the fair value of future cash flows. The Company was exposed to interest rate risk through its Syndicated Credit Agreement which had a variable interest rate. The Syndicated Credit Agreement was repaid in full and cancelled in December 2020. For the year ended December 31, 2020, a 1% increase in the prime interest rate would result in additional interest expense of $0.7 million (year ended December 31, 2019 - $0.6 million).

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Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its long-term investments by ensuring the agreements governing the long-term investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and long-term investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Foreign currency risk

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar and United States dollar. At December 31, 2020, the Company’s primary currency exposure related to the United States dollar (“USD”) balances.

The following table summarizes the Company’s foreign currency balances subject to exchange risk for each of the currencies indicated:

As at December 31, 2020 ($000s)	USD
Cash and cash equivalents	1
Accounts receivable	—
Accounts payable and accrued liabilities	(206)
Net foreign exchange exposure	(205)
Translation to CAD	1.2732
CAD equivalent at period end exchange rate	(261)

As at December 31, 2019	USD
Cash and cash equivalents	22,088
Accounts receivable	—
Accounts payable and accrued liabilities	(2,150)
Net foreign exchange exposure	19,938
Translation to CAD	1.2988
CAD equivalent at period end exchange rate	25,895

Based on the net foreign exchange exposure at the end of the period, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

($000s)	Year ended December 31, 2020	Year ended December 31, 2019
Impact on profit (loss)	(26)	2,590

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil

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obligations and operating plans. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

See “Strategy and Outlook – Strategic Alternatives and Capital Raising”.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at December 31, 2020.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Lease obligations	409	818	213	—	1,440

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2020 of $1.5 million (December 31, 2019 - $1.5 million).

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in the Annual Report.

On May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

NON-IFRS MEASURES

Certain financial measures in this MD&A including adjusted EBITDA from continuing operations, cash cost of sales, cash costs to produce and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

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Adjusted EBITDA from continuing operations

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Generally, adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following tables reconcile adjusted EBITDA to net loss for the periods noted.

	Year ended December 31
($000s)	2020	2019
Net loss from continuing operations	(206,317)	(142,698)
Adjustments
Finance costs	16,814	24,216
Loss on financial obligation	—	60,308
Loss on cancellation of contracts	2,471	—
Depreciation and amortization	4,711	595
Income tax recovery	—	(3,609)
Change in fair value of biological assets	(5,432)	(30,340)
Change in fair value realized through inventory	18,566	10,685
Unrealized foreign exchange (gain) loss	(757)	671
Share-based compensation	8,566	38,698
Asset impairment	79,191	162
Loss on disposition of PP&E	(488)	(8)
Cost of sales non-cash component (1)	5,250	2,693
Inventory obsolescence and impairment	45,913	—
Restructuring costs	6,470	—
Transaction costs (2)	3,587	8,481
Government subsidies	(4,128)	—
Adjusted EBITDA from continuing operations	(25,583)	(30,146)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to financing activities.

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	Three months ended December 31
($000s)	2020	2019
Net loss from continuing operations	(64,144)	(28,159)
Adjustments
Finance costs	28,438	3,923
Loss on cancellation of contracts	2,471	—
Depreciation and amortization	1,297	184
Change in fair value of biological assets	(579)	(5,799)
Change in fair value realized through inventory	214	3,121
Unrealized foreign exchange (gain) loss	672	478
Share-based compensation	1,501	4,553
Asset impairment	13,532	—
Loss on disposition of PP&E	—	(12)
Cost of sales non-cash component (1)	1,632	1,621
Inventory obsolescence and impairment	8,275	—
Restructuring costs	280	—
Transaction costs (2)	825	2,166
Government subsidies	(47)	—
Adjusted EBITDA from continuing operations	(5,633)	(17,924)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to financing activities.

Cash cost of sales

Cash cost of sales is a non-IFRS measure which the Company uses to evaluate its operating performance. Cash cost of sales provides information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash expenses associated with cost of sales. Cash cost of sales is defined as cost of sales less depreciation. Cash cost of sales is reconciled to cost of sales in the “OPERATIONAL RESULTS” section of this MD&A.

Cash costs to produce

Cash costs to produce is a non-IFRS measure which the Company uses to evaluate its operating performance. Cash costs to produce provides information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash and post-production expenses associated with growing costs. Cash costs to produce is defined as cost of sales less depreciation and packaging costs. Cash costs to produce are reconciled to cost of sales in the “OPERATIONAL RESULTS” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

RELATED PARTIES

Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by each employee’s shareholdings in the Company. The loans are each repayable in full upon the departure of an individual employee from employment, a change in control of the Company or sale of the Company. During the year ended December 31, 2020, $61 thousand was repaid by one

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of the employees. As at December 31, 2020, $0.1 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

Related party transactions

	Transactions		Balance outstanding
	Year ended December 31	Year ended December 31	December 31	December 31
($000s)	2020	2019	2020	2019
Marketing, brand research and development (a)	1,144	3,117	—	(265)
Legal services (b)	2,462	3,895	(510)	(397)
	3,606	7,012	(510)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31	Year ended December 31
	2020	2019
Salaries and short-term benefits	1,944	3,295
Share-based compensation	7,629	23,715
	9,573	27,010

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2020, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units (“CGUs”), value of biological assets and inventory, estimating potential future returns and pricing adjustments on revenue, deferred tax assets, share-based compensation, convertible instruments, financial obligations, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;
•	Interpretation of income tax laws; and
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities

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Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions, impairments, losses and income taxes. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions, derivative financial instruments and accounts payable.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

For a detailed discussion regarding the Company’s risk factors, refer to “Item 3D – Risk Factors” section of the Annual Report to which this MD&A is an exhibit.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2020. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2020, as further described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment our management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was not effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO, as further described below.

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Background

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s internal controls over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters, lack of management review over the valuation model used for biological assets and financing obligations and lack of segregation of duties due to limited number of employees in the finance department. Similar material weaknesses were identified at Bridge Farm.

During the year end December 31, 2019, the Company implemented a remediation plan including measures necessary to address the underlying causes of these material weaknesses. As at December 31, 2019, the material weaknesses related to the limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations were remediated through the addition of numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. These professionally designated accountants are directly involved in the preparation and review of these complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

December 31, 2020 update

During the year ended December 31, 2020, certain procedures were implemented to address the prior year material weakness through the addition of compensating controls; however, it was not fully remediated at December 31, 2020, and therefore remained as a material weakness as at December 31, 2020.

2021 Remediation plan

The Company’s remediation plan is ongoing and involves the engagement of external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes.

The Company expects the remediation of the remaining material weakness to be complete by December 31, 2021. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating this material weakness. The Company may also identify additional material weaknesses in its internal control over financial reporting in the future. It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Great Britain Pounds
CBD	Cannabidiol
THC	Tetrahydrocannabinol

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ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein and “Item 3D—Risk Factors” section of the Annual Report. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein and in “Item 3D—Risk Factors” section of the Annual Report. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Company’s most recently filed Annual Report on Form 20-F, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available through the SEDAR website which is available at www.sedar.com

Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including adjusted EBITDA, cash cost of sales, cash costs to produce and gross margin before fair value adjustments. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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